EXHIBIT NO. 99

Supplemental Segment Information
In thousands	Three Months Ended July 31,
	2001	2000
Orders Received:
Sign Making & Specialty Graphics	$ 64,670	$ 66,482
Apparel & Flexible Materials	40,588	52,134
Ophthalmic Lens Processing	20,908	22,029

	$126,166	$140,645
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	July 31, 2001	April 30, 2001
Backlog:
Sign Making & Specialty Graphics	$ 2,272	$ 1,420
Apparel & Flexible Materials	34,895	35,564
Ophthalmic Lens Processing	4,621	3,532

	$41,788	$ 40,516
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